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                                                                     Exhibit 2.6

                                PROMISSORY NOTE
                                (LONG-TERM NOTE)

$_________                                                      October 31, 1997
                                                              Cedar Rapids, Iowa

     FOR VALUE RECEIVED, the undersigned, MCC ACQUISITION CORP. (the "Company"), promises to pay to the order of ___________ (the "Holder"), the principal sum of _______________________ Dollars ($_________) payable in an installment of $_____ on January 31, 1998, four equal quarterly payments of $_____ on April 30, 1998, July 31, 1998, October 31, 1998 and January 31, 1999
and a final payment of $________ on April 30, 1999.

     Prior to maturity, the unpaid principal balance of this Note shall not bear interest. The unpaid balance of principal shall bear interest after the due date until paid at the rate of 12% per annum. This Note shall become immediately due and payable if the undersigned fails to make an installment of principal or accrued interest within 90 days of when due.

     This Note is one of the "Long-Term Notes" as defined in and issued pursuant to the Stock Purchase Agreement dated August 22, 1997, as amended by a First Amendment dated October 31, 1997 (the "Purchase Agreement"), to which the Company and the Holder are parties. This Note is secured by a Collateral Pledge and Security Agreement of even date herewith executed by the Company and the Holder.

     If Murdock Communications Corporation ("Murdock") completes any primary offering of its equity securities (excluding any exercise of employee stock options and any exercise of outstanding warrants) at any time after the date hereof and prior to March 31, 1999, the Company must apply an amount equal to at least 67% of such proceeds in excess of $500,000 to prepay the Short-Term Note (as defined in the Purchase Agreement) and, after the Short-Term Note has been paid in full, the Company must apply an amount equal to at least 50% of the net proceeds of any such offering with respect to which such proceeds are received after March 1, 1998 to prepay the Long-Term Notes. The Company shall make such prepayments within five business days after the receipt by Murdock of the proceeds from the offering. The Company shall have no obligation to prepay the Long-Term Notes in connection with the sale of equity securities by Murdock, the proceeds of which are received by Murdock on or before March 1, 1998. Any pre-payments with respect to the Long-Term Notes shall be made ratably among all the Long-Term Notes in proportion to their respective principal amounts.



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     This Note may be prepaid by the Company at any time, in whole or in part, without premium or penalty. Prepayments shall be applied to installments of principal in the inverse order of their maturity. The Company shall be liable for all of Holder's collection expenses, including but not limited to reasonable attorneys' fees and court costs.

     Until this Note has been paid in full, neither the Company, Priority International Communications, Inc., ATN Communications, Inc. nor PIC Resources Corp. will loan, contribute, distribute by dividend or advance any money to Murdock.

     This Note is subject to the provisions of section 1.3 of the Purchase Agreement regarding an optional exclusive rescission right in the event of a default on the Short-Term Note.

     The undersigned agrees to waive all notice of default, intent to accelerate, acceleration, presentment and notice of dishonor.

                                        MCC ACQUISITION CORP.

                                        BY  /s/ Thomas E. Chaplin
                                            ---------------------------------
                                            Thomas E. Chaplin, CEO




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